AMENDMENT NO.1

TO

DOMESTIC CUSTODY AGREEMENT

This AMENDMENT NO.1 to that certain Domestic Custody Agreement, dated June 29, 2001 (the “Agreement”), between JPMORGAN CHASE BANK, N. A. fka Chase Manhattan Trust Bank (“Bank”), with a place of business at 4 New York Plaza, New York, NY 10004 and NORTHWESTERN MUTUAL SERIES FUND, INC., a Wisconsin corporation registered under the Investment Company Act of 1940 as an open-end management investment company (“Customer”), with a place of business at 720 East Wisconsin, Milwaukee, WI 53202, is effective as of the 6th day of August, 2009.

WITNESSETH:

WHEREAS, the parties wish to amend the certain clauses of the Agreement pursuant to this amendment (the “Amendment”);

NOW, THEREFORE, in consideration of the mutual premises and covenants contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.	Amendment of the Agreement

Upon execution of this Amendment by both parties, the Agreement shall be and hereby is amended as follows:

(i) Article 2, Section 2.13 of the Agreement is hereby deleted and replaced in its entirety with the following;

2.13	Access to Bank’s Records

(a) Bank will allow Customer’s auditors and independent public accountants such reasonable access to the records of Bank relating to Financial Assets as is required in connection with their examination of books and records pertaining to Customer’s affairs.

(b) Bank will, upon reasonable written notice, allow Customer reasonable access during normal working hours to the records of Bank relating to the Accounts. Bank may impose reasonable restrictions on the number of individuals allowed access, the frequency and length of such access, and the scope of the records made available. Customer shall reimburse Bank for the cost of copying, collating and researching archived information at Bank’s regular hourly rate.

(c) Pursuant to the requirements of rule 17f-4(a)(2) under the 1940 Act, Bank shall provide promptly upon Customer’s request such reports as are available concerning the internal accounting controls and financial strength of Bank, including, but not limited to, the annual report (SAS 70 Report) prepared by Bank’s external auditors on Bank’s system of internal accounting control of Financial Assets.

(ii) Article 2 of the Agreement is hereby amended by adding the following;

2.14	Class Action Litigation

Any notices received by Bank’s corporate actions department about settled securities class action litigation that requires action by affected owners of the underlying Financial Assets will be promptly notified to Customer if Bank, using reasonable care and diligence in the circumstances, identifies that Customer was a shareholder and held the relevant Financial Assets in custody with Bank at the relevant time.

(iii) Article 9, Section 9 of the Agreement is hereby deleted and replaced in its entirety with the following;

9.1	Term and Termination

(a) Customer may terminate this Agreement on sixty (60) days’ written notice to Bank. Bank may terminate this Agreement on one hundred and eighty (180) days’ written notice to Customer.

(b) Notwithstanding Section 9.1(a):

(i) Either party may terminate this Agreement immediately on written notice to the other party in the event that a material breach of this Agreement by the other party has not been cured within thirty (30) days of that party being given written notice of the material breach;

(ii) Either party may terminate this Agreement immediately on written notice to the other party upon the other party being declared bankrupt, entering into a composition with creditors, obtaining a suspension of payment, being put under court controlled management or being the subject of a similar measure; and

(iii) Bank may terminate this Agreement on sixty (60) days’ written notice to Customer in the event that Bank reasonably determines that Customer has ceased to satisfy Bank’s customary credit requirements.

9.2	Exit Procedure

Customer will provide Bank full details of the persons to whom Bank must deliver Financial Assets and cash a reasonable period before the effective time of termination of this Agreement. If Customer fails to provide such details in a timely manner, Bank shall be entitled to continue to be paid fees under this Agreement until such time as it is able to deliver the Financial Assets and cash to successor custodian, but Bank may take such steps as it reasonably determines to be necessary to protect itself following the effective time of termination, including ceasing to provide transaction settlement services in the event that Bank is unwilling to assume any related credit risk. Bank will in any event be entitled to deduct any amounts owing to it prior to delivery of the Financial Assets and cash (and, accordingly, Bank will be entitled to sell Financial Assets and apply the sale proceeds in satisfaction of amounts owing to it). Customer will reimburse Bank promptly for all out-of-pocket expenses it incurs in delivering Financial Assets upon termination. Termination will not affect any of the liabilities either party owes to the other arising under this Agreement prior to such termination.

2. Miscellaneous

Except as amended hereby, all other terms and conditions of the Agreement remain unchanged and the Agreement shall remain in full force and effect. This Amendment No. 1 to the Agreement may be executed in separate counterparts, each of which when so executed shall be deemed to be an original, and all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment No.1 to be duly executed by their respective authorized officers as of the date first noted above.

NORTHWESTERN MUTUAL SERIES FUND		JPMORGAN CHASE BANK, N.A.

Name:	Patricia L. Van Kampen	Name:	Frank Perez
Title:	President	Title:	Vice President
Date:	August 24, 2009	Date:	August 27, 2009

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